EXHIBIT 99.1

Enthusiast Gaming Announces Changes to Board of Directors

LOS ANGELES, Aug. 11, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (Nasdaq: EGLX; TSX: EGLX) (the “Company”), a leading gaming media and entertainment company, today announced that the Company is undertaking a process with Greywood Investments, LLC (“Greywood”) to identify replacement nominee directors for appointment to the Company's board of directors to replace Greywood's two original nominee directors, David Goldhill and Janny Lee, each of whom has resigned from the board effective August 8, 2023.

About Enthusiast Gaming

Enthusiast Gaming is a leading gaming media and entertainment company, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA

investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.